PROFERTIL

Profertil Sociedad Anónima

Financial Statements as of December 31, 2024 and 2023 and for the years then ended, together with the Independent Auditor's Report

Deloitte & Co. S.A.
Della Paolera 261, 4th Floor
C1001ADA
Ciudad Autónoma
de Buenos Aires
Argentina

Phone: (+54-11) 4320-2700
www.deloitte.com/ar
REPORT OF INDEPENDENT AUDITORS

To the Shareholders,
President and Directors of
PROFERTIL S.A.
Legal address: Manuela Sáenz 323 – 8th floor, Of. 803
Buenos Aires City, Argentina
-----------------------------------

Opinion
We have audited the financial statements of Profertil S.A. (the “Company”), which comprise the statement of financial position as of December 31, 2024 and 2023, and the related statements of profit or loss, changes in shareholders´ equity and cash flows for the years then ended, and the related notes 1 to 28 to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board ("IASB").

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board ("IASB"), and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/Deloitte & Co. S.A.

Buenos Aires City, Argentina
November 28, 2025

PROFERTIL S.A.
STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2024 AND 2023
(Amounts expressed in thousands of United States dollars - Note 2.b.1)

	Notes	31/12/2024	31/12/2023
ASSETS
Non-current Assets
Property, plant and equipment	5	568,509	559,890
Right-of-use asset	6	10,637	11,057
Other receivables	8	38,509	21,068
Investments in financial assets	10	46,682	72,507
Total non-current assets		664,337	664,522

Current Assets
Inventories	7	49,076	32,867
Other receivables	8	25,338	6,527
Trade receivables	9	79,985	68,103
Investments in financial assets	10	104,523	193,352
Cash and cash equivalents	11	4,138	3,838
Total current assets		263,060	304,687
TOTAL ASSETS		927,397	969,209

SHAREHOLDERS’ EQUITY
Share capital	23	356,000	356,000
Reserves		77,021	77,021
Retained earnings		256,530	244,186
TOTAL SHAREHOLDERS’ EQUITY		689,551	677,207

LIABILITIES
Non-current Liabilities
Deferred income tax liability, net	12	145,662	167,227
Other liabilities	16	21,105	18,649
Financial debt	13	10,560	-
Total non-current liabilities		177,327	185,876

Current Liabilities
Contract liabilities	17	2,120	6,244
Taxes payable	14	1,109	3,705
Income tax payable	15	-	36,043
Salaries and social security		7,558	3,270
Other liabilities	16	143	113
Financial debt	13	4,623	21,328
Accounts payable	18	44,966	35,423
Total current liabilities		60,519	106,126
TOTAL LIABILITIES		237,846	292,002

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		927,397	969,209

The accompanying notes are an integral part of these financial statements

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
STATEMENT OF PROFIT OR LOSS (1) FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Amounts expressed in thousands of United States dollars - Note 2.b.1)

	Notes	2024	2023
Revenues	19	666,849	762,407
Costs of sales	20	(310,603)	(302,089)
Gross profit		356,246	460,318

Selling expenses	21	(79,854)	(71,431)
Administrative expenses	21	(31,174)	(22,846)
Other income and expenses, net		666	(2,009)
Operating profit		245,884	364,032

Finance income	22	3,984	6,103
Finance costs	22	(37,714)	(170,751)
Other financial results, net	22	31,028	142,725
Financial results, net	22	(2,702)	(21,923)

Profit before income tax		243,182	342,109

Income tax	12	(2,050)	(166,126)

Profit for the year		241,132	175,983

Total profit for the year attributable to:
Shareholders of the Company		241,132	175,983
Total profit for the year		241,132	175,983

(1)There were no items of comprehensive income in the current or prior year other than the profit for the year and, accordingly, no statement of comprehensive income is presented.

The accompanying notes are an integral part of these financial statements

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Amounts expressed in thousands of United States dollars – Note 2.b.1)

	Shareholders’ contributions	Retained earnings
	Share capital	Legal reserve	Facultative reserve	Retained earnings	Total

Balance at December, 31, 2022	356,000	71,200	5,821	465,840	898,861

As resolved by Shareholders Meeting on March 28, 2023:
- Cash dividend distribution (*)	-	-	-	(397,637)	(397,637)
Profit for the year	-	-	-	175,983	175,983
Balance at December, 31, 2023	356,000	71,200	5,821	244,186	677,207

As resolved by Shareholders Meeting on April 4, 2024:
- Cash dividend distribution (*)	-	-	-	(228,788)	(228,788)
Profit for the year	-	-	-	241,132	241,132
Balance at December, 31, 2024	356,000	71,200	5,821	256,530	689,551
(*) Shareholders´ decisions are made based on the statutory financial statements expressed in Argentine pesos.

The accompanying notes are an integral part of these financial statements

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Amounts expressed in thousands of United States dollars, Note 2.b.1)

		2024	2023
Cash flows from operating activities:
Profit for the year		241,132	175,983
Adjustments to reconcile profit for the year to net cash flows provided by operating activities:
Income tax expense		2,050	166,126
Loss on derecognition of property, plant and equipment		3,765	14,304
Depreciation of property, plant and equipment		33,715	33,210
Depreciation of right-of-use assets		420	420
Financial accretion of lease liability and decommissioning provision		1,624	1,736
Provision for doubtful trade receivables		991	137
Accrued interests		4,106	9,744
Exchange differences and others		21,113	84,091
Changes in assets and liabilities:
Trade receivables		(12,873)	18,383
Other receivables		(36,252)	(17,728)
Inventories		(16,209)	36,887
Accounts payable		4,872	2,063
Taxes payable		(2,596)	(1,477)
Salaries and social security		4,288	(858)
Other liabilities		22	7
Contract liabilities		(4,124)	(8,342)
Income tax payments		(59,658)	(173,547)
Net cash flows from operating activities		186,386	341,139

Cash flows from investing activities:
Proceeds from sell/maturity of investments in financial assets		1,500,389	2,574,344
Proceeds from acquisition of investments in financial assets		(1,406,455)	(2,448,778)
Acquisition of property, plant and equipment		(41,428)	(36,202)
Net cash from investing activities		52,506	89,364

Cash flows from financing activities:
Dividends paid		(228,788)	(397,637)
Proceeds from loans		104,324	31,986
Payments of negotiable obligations		-	(25,000)
Payments of loans		(108,967)	(31,496)
Interests paid		(4,280)	(8,875)
Lease payments		(881)	(767)
Net cash flows used in financing activities		(238,592)	(431,789)

Increase/(Decrease) in cash and cash and equivalents		300	(1,286)
Cash and cash equivalents at the beginning of the year	27	3,838	5,124
Cash and cash equivalents at the end of the year	27	4,138	3,838

The accompanying notes are an integral part of these financial statements

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

1.GENERAL AND BUSINESS INFORMATION

PROFERTIL SOCIEDAD ANONIMA (“PROFERTIL” or “the Company”) was established on December 27, 1996 and was registered with the Inspección General de Justicia (the governmental regulatory agency of corporations in Buenos Aires city - “IGJ”) on February 19, 1997, being its corporate objective the construction, operation and management of a nitrogen fertilizer producer plant; production, storage, distribution and sale at a wholesale level of fertilizers; purchase and sale of other fertilizer products; supply of services to third parties using the industrial, port and treatment of effluents installations of the Company.
The Company started its commercial operations on October 1, 1999, as a consequence of the purchase of Agrium Fertilizers S.A.’s operations.
During the first quarter of 2001, the contractor Snampro-Techint completed the performance tests for the fertilizers complex, and PROFERTIL assumed operational control during the month of April of such year. In June 2001, the Contractor handed over PROFERTIL the possession, custody and control of the complex, thus complex operation began to be supervised by the Company’s own personnel.
Profertil has developed a plant expansion and energy saving project, which was launched during October 2015. With this project the production plant located at Ingeniero White produces around 10% more, reaching daily productions of 3,950 Tn/d of granulated urea and 2,360 Tn/d of ammonia, using less natural gas per ton of urea and reducing total water consumption and electric energy required by the complex.
As a result of the project mentioned in the previous paragraph and certain improvements introduced in the production plant, during the first quarter of 2016 the Company has reviewed the useful life of the fertilizer production plant and has decided, effective January 1, 2016, to extend its useful life up to a total of 50 years from the beginning of operations in 2001. The fertilizer production plant has, after the above-mentioned expansion, a production capacity of approximately 1,440,000 tons of granulated urea per year.
The Company’s legal address is Manuela Sáenz 323 – 8th floor, office # 803 - Buenos Aires City.

2.BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS
2.a. Basis of preparation
These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board ("IASB").
These financial statements have been prepared under historical cost convention, except for the valuation of certain financial assets (investments) at their fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether the price is directly verifiable or estimated using some other valuation technique. In estimating the fair value of an asset or liability, the Company takes into account the characteristics of such asset or liability if the market participants had taken those characteristics into account when valuing them at the measurement date. The fair value for measurement and / or disclosure purposes in these financial statements is determined on such basis.
Financial statements’ approval
These financial statements were approved by the Board of Directors’ and authorized to be issued on November 28, 2025.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

Current and Non-current classification
The presentation in the statement of financial position makes a distinction between current and non-current assets and liabilities, according to the activities operating cycle. Current assets and liabilities include assets and liabilities, which are realized or settled within the 12-month period from the end of the fiscal year.
All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities (income tax payable) are presented separately from each other and from other assets and liabilities, as current and non-current, as applicable.
Fiscal year-end
The Company’s fiscal year begins on January 1 and ends on December 31, each year.
Use of estimates
The preparation of financial statements at a certain date requires the Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the year. Future results might differ from the estimates and assessments made on the date of preparation of these financial statements.
The description of any significant estimates and accounting judgments made by Management in applying the accounting policies, as well as the key estimates and areas with greater degree of complexity which require more critical judgments, are disclosed in Note 2.b.14, to the financial statements.
2.b. Significant Accounting Policies
2.b.1) Functional and presentation currency
Functional currency
Profertil, based on parameters set out in IAS 21 “The effects of changes in foreign exchange rates” considering the main activities of the Company and as detailed in Note 1 and the currency of the primary economic environment in which the Company operates, has defined the U.S. dollar as its functional currency. Consequently, non-monetary cost-based measured, as well as income or expenses, are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction.
Transactions in currencies other than the Company´s functional currency are deemed to be “foreign currency transactions” and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each year or at the time of payment, the balances of monetary in currencies other than the functional currency are measured at the exchange rate prevailing at such date and the exchange differences arising from such measurement are recognized as Finance income or Finance costs in the statement of profit or loss for the year in which they arise.
Presentation currency

These financial statements are presented in thousands of United States dollars (“U.S. dollars” or “US$”), which is the Company’s functional currency.
2.b.2) Property, plant and equipment
General criteria
Property, plant and equipment are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use.
The major overhauls, which allow to recover the service capacity to achieve their continuous use, are capitalized and depreciated by the straight-line method until the next major overhaul.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

The costs of renewals and improvements that extend the useful life of properties and/or improve their service capacity are capitalized. As property, plant and equipment are retired, the related cost and accumulated depreciation are derecognized.
Repair, conservation and ordinary maintenance expenses are recognized in the statement of profit or loss as incurred.
Properties under construction, are carried at cost, less any recognized impairment loss. Cost includes professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the Company’s accounting policy. Depreciation of these assets, determined on the same basis as other property assets, commences when the assets are ready for their intended use.
These assets are reviewed for impairment at least once a year, or whenever there are indicators that the assets may have become impaired, as detailed in Note 2. b.4. The methodology applied for impairment testing is described in Note 2.b.3.
Depreciation
Property, plant and equipment, are depreciated using the straight-line method, over the years of estimated useful life of the assets, as follows:

Years of Estimated Useful Life
Fertilizer complex (1) (2)	3-50
Installations, furnitures and fixtures	10-20
Computer equipment, communications, software	1-3
Vehicles, other equipments	5

(1) Corresponds to the years of useful life from the change in useful life carried out by the Company in the year 2016, as mentioned in this note.
(2)The assets used by fertilizer complex are amortized considering the real useful life of each asset, taking as a limit, the 50 years assigned to the plant, from the date of commercial operation (2001).
Land is classified separately from the buildings or installations that may be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.
In accordance with the expansion project mentioned in note 1 and certain improvements made to the production plant, during the first quarter of 2016 the Company reviewed the useful life of the fertilizer production plant and decided, effective January 1, 2016, to extend its useful life to a total of 50 years from the date of commencement of operations in the year 2001.
The Company reviews annually the estimated useful life of each class of assets.
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.
2.b.3) Methodology used in the estimation of recoverable amounts
The methodology used to estimate the recoverable amount of property, plant and equipment and right of use assets consists of using the higher of: i) the calculation of the value in use, based on expected future cash flows from the use of such assets, discounted at a rate that reflects the weighted average cost of capital, and, if available, ii) the price that would be received in a regular transaction between market participants to sell the asset as of the date of these financial statements, less the disposal costs of such assets.
In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGU are the purchase and sale prices

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

of hydrocarbons (including applicable gas distribution fees), outstanding regulations, and estimates of cost increases, personnel costs and investments.
Cash flows are estimated on the basis of projected sales trends, contribution margins by unit, fixed costs and investment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered.
The reference prices considered are based on a combination of market prices available in those markets where the Company operates, also taking into consideration specific circumstances that could affect different products the Company commercializes and management’s estimations and judgments.

2.b.4) Impairment of property, plant and equipment and right of use assets
To evaluate the impairment of property, plant and equipment and right of use assets, the Company compares their carrying amount with their recoverable amount at the end of each year, if there are indicators that the carrying amount of an asset may not be recoverable.
In order to assess impairment, assets are grouped into CGU, whereas the assets do not generate cash flows that are independent of those generated by other assets or CGU, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, the Company’s assets were grouped into one CGU, which groups the fertilizer plants and the storage and transport facilities.
This aggregation is the best reflection of how the Company currently makes its assets management’s decisions for the generation of independent cash flows.
The recoverable amount is the higher of the fair value less costs of disposal and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital employed for the Company.
If the recoverable amount of a CGU is estimated to be less than its carrying amount, the carrying amount of the CGU is reduced to its recoverable amount, and an impairment loss is recognized in the statement of profit or loss.
Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.
Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable amount of the corresponding asset is calculated to determine whether a reversal of the impairment losses recognized in previous years needs to be made.
In the event of a reversal, the carrying amount of the CGU is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized of the CGU in the past.

2.b.5) Leases
Under IFRS 16, the Company identifies the lease under the control model, distinguishing between leases and service contracts based on the identification or not of an asset controlled by the entity. It is understood that there is control if the entity has (i) the right to obtain substantially all the economic benefits of the use of the identified asset; and (ii) the right to direct the use of the asset.
The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

value assets. For these leases, the Company recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.
Lease payments included in the measurement of the lease liability comprise:
•Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

•Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•The amount expected to be payable by the lessee under residual value guarantees;

•The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.
The lease liability is presented in the line “other liabilities” in the statement of financial position.The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
• The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
• The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
• A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.
The Company did not make any such adjustments during the years presented.
The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.
Whenever the Company incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37. To the extent that the costs relate to a right-of- use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.
The right-of-use assets are presented as a separate line in the statement of financial position.
The Company applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property, Plant and Equipment’ policy.
Variable rents that do not depend on an index or rate are not included in the measurement the lease liability and the right-of-use asset. The related payments are recognised as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line “Miscellaneous” in profit or loss.
As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has not used this practical expedient. For a contracts that contain a lease component and one or more additional lease or non- lease components, the Company allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.
Note 24 summarizes the main leasing agreements of the Company as of December 31, 2024. Note 16 shows the evolution of lease liabilities and Note 6 shows the Right-of-use asset.

2.b.6) Inventories
Inventories are valued at the lower value between their cost and their net realizable value. Cost includes acquisition costs (less trade discount, rebates and other similar items), transformation and other costs, which have been incurred when bringing the inventory to its present location and condition. The net realizable value is the estimated selling price in the ordinary course of business less selling expenses. Cost is determined using the weighted average cost method.
The Company assesses the net realizable value of the inventories at the end of each year and recognizes in profit or loss in the statement of profit or loss the appropriate valuation adjustment if the inventories are overstated. When the circumstances that previously caused impairment no longer exist or when there is clear evidence of an increase in the inventories’ net realizable value because of changes in economic circumstances, the amount of a write-down is reversed.

2.b.7) Trade receivables and other receivables
Trade receivables and other receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.
The carrying amount of the assets is reduced through the use of the provision of doubtful account, and the amount of the loss is recognized in the statement of profit or loss within “Selling expenses”, as well as subsequent recoveries.

2.b.8) Financial instruments
Financial Assets
Classification
In accordance with IFRS 9 “Financial instruments”, Profertil classifies its financial assets into two categories:
-Financial assets at amortized cost

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

Financial assets are measured at amortized cost if both of the following criteria are met: (i) the objective of the Company’s business model is to hold the assets to collect the contractual cash flow, and (ii) the contractual terms only require specific dates for payment of principal and interest.
In addition, and for assets that meet the above conditions, IFRS 9 contemplates the option of designating, at the time of the initial recognition, an asset as measured at its fair value, if doing so would eliminate or significantly reduce the valuation or recognition inconsistency that would arise in the event that the valuation of the assets and liabilities or the recognition of profit or losses resulting from them is carried out on different bases. The Company has not designated a financial asset at fair value by using this option.
As of the closing date of these financial statements, the Company’s financial assets at amortized cost include certain elements of cash and cash equivalents (except those valued at fair value), investments in financial assets (corporate bonds, government securities, fixed terms), trade receivables and other receivables.

-Financial assets at fair value through profit or loss
If either of the two criteria above are not met, the financial asset is classified as an asset measured “at fair value through profit or loss”.
As of the closing date of these financial statements, the Company's financial assets at fair value through profit or loss include mutual funds, government securities and corporate bonds.
Recognition and measurement
Purchases and sales of financial assets are recognized on the date on which the Company commits to purchase or sell the assets. Financial assets are derecognized when the rights to receive cash flows from the investments and the risks and rewards of ownership have expired or have been transferred.
Financial assets at amortized cost are initially recognized at fair value plus transaction costs. These assets accrue interest based on the effective interest rate method.
Financial assets at their fair value through profit or loss are initially recognized at fair value and transaction costs are recognized as an expense in the statement of profit or loss. They are subsequently valued at fair value. Changes in fair values and results from sales of financial assets at fair value through profit or loss are recorded in “Finance income or Finance costs” in the statement of profit or loss.
In general, the Company uses the transaction price to ascertain the fair value of a financial instrument on initial recognition. In other cases, the Company records a gain or loss on initial recognition only if the fair value of the financial instrument can be supported by other comparable and observable market transactions for the same type of instrument or if it is based in a technical valuation that only inputs observable market information. Unrecognized gains or losses on initial recognition of a financial asset are recognized later on, only to the extent they arise from a change in the factors (including time) that market participants would consider upon setting the price.
Gains/losses on debt instruments measured at amortized cost and not included for hedging purposes are recorded in the statement of profit or loss when the financial assets are derecognized, or an impairment loss is recognized and during the amortization process using the effective interest rate method. The Company reclassifies all investments on debt instruments only when its business model for managing those assets changes.
Impairment of financial assets
At the closing date, and in every fiscal year the Company assess if objective evidence of impairment in financial assets or group of financial assets have been identified. The impairment is only recognized if the company discover objective evidence of value loss as a consequence of one or more events that take place after the initial recognition of the asset and if the mentioned above impairment can be measured reliably.
The impairment evidence includes indications of financial difficulty in debtors or group of debtors, payments defaults or payments delay in capital or interests, the possibility of debtor bankruptcy and evidence of decrease in the estimated future cash flows.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

The devaluation amount is measured as the difference between the carrying value of the asset and the present value of the estimated future cash flows (excluding future credit losses not incurred) discounted by the original effective interest rate of the financial asset. The carrying value of the asset is reduced and the amount of the loss is recognized in the statement of profit or loss. As a practical methodology, the Company can measure the depreciation based on the fair value of an instrument, using the market value. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is related to an event that occurred after the original impairment, the reversal of the impairment loss is recognized in the statement of profit or loss.
(i)Significant increase in credit risk
In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward- looking information considered includes the future prospects of the industries in which the Company’s debtors operate, obtained from economic expert reports, financial analysts, governmental bodies, relevant think-tanks and other similar organizations, as well as consideration of various external sources of actual and forecast economic information that relate to the Company’s core operations.
In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:
•    an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;
•    significant deterioration in external market indicators of credit risk for a particular financial instrument, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor, or the length of time or the extent to which the fair value of a financial asset has been less than its amortized cost;
•    existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;
•    an actual or expected significant deterioration in the operating results of the debtor;
•    significant increases in credit risk on other financial instruments of the same debtor; and
•    an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.
Irrespective of the outcome of the above assessment, the Company presumes that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise.
Despite the foregoing, the Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if:
(1)the financial instrument has a low risk of default;

(2)the debtor has a strong capacity to meet its contractual cash flow obligations in the near term; and

(3)adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The Company considers a financial asset to have low credit risk when the asset has external credit rating of ‘investment grade’ in accordance with the globally understood definition or if an external rating is not available, the asset has an internal rating of ‘performing’. Performing means that the counterparty has a strong financial position and there are no past due amounts.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

For financial guarantee contracts, the date that the Company becomes a party to the irrevocable commitment is considered to be the date of initial recognition for the purposes of assessing the financial instrument for impairment. In assessing whether there has been a significant increase in the credit risk since initial recognition of a financial guarantee contracts, the Company considers the changes in the risk that the specified debtor will default on the contract.
The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.
(ii)Definition of default
The Company considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that financial assets that meet either of the following criteria are generally not recoverable:
•    when there is a breach of financial covenants by the debtor; or
•    information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Company, in full (without taking into account any collateral held by the Company).
Irrespective of the above analysis, the Company considers that default has occurred when a financial asset is more than 180 days past due unless the Company has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.
(iii)Credit-impaired financial assets
A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:
a)significant financial difficulty of the issuer or the borrower;
b)a breach of contract, such as a default or past due event (see (ii) above);
c)the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;
d)it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or
e)the disappearance of an active market for that financial asset because of financial difficulties.

(iv)Write-off policy
The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over two years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.
(v)Measurement and recognition of expected credit losses
The measurement of expected credit losses is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date; for financial guarantee contracts, the exposure includes the amount drawn down as at the reporting date, together with any additional amounts expected to be drawn down in the future by default date determined based on historical trend, the Company’s understanding of the specific future financing needs of the debtors, and other relevant forward-looking information.
For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

For a financial guarantee contract, as the Company is required to make payments only in the event of a default by the debtor in accordance with the terms of the instrument that is guaranteed, the expected loss allowance is the expected payments to reimburse the holder for a credit loss that it incurs less any amounts that the Company expects to receive from the holder, the debtor or any other party.
The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.
Derecognition of financial assets
The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.
Offsetting financial instruments
Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
Financial liabilities
Financial liabilities are initially recognized at their fair value less the transaction costs incurred, except for certain derivative financial instruments like foreign exchange forward contracts that require their accounting at fair value. According to IFRS, after their initial recognition, financial liabilities that are not measured at fair value are measured at amortized cost. Any difference between the financing received (net of transaction costs) and the repayment value is recognized in the statement of profit or loss over the life of the related debt instrument, using the effective interest rate method.
The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.
At the closing of these financial statements, the Company’s financial liabilities at amortized cost include accounts payable, Other liabilities (lease liabilities and decommissioning provision) and financial debt.
Derivative financial instruments
The Company enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risks, including foreign exchange forward contracts. Further details of derivative financial instruments are disclosed in note 2.b.13).
Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.
A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the financial statements unless the Company has both a legally enforceable right and intention to offset. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not due to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

2.b.9) Shareholders’ equity accounts
Shareholders’ equity accounts have been valued in accordance with accounting principles in force on the transition date. The accounting transactions that affect shareholders’ equity accounts were accounted for in accordance with the decisions taken by the Shareholders’ meetings, and legal standards or regulations.
Share capital
Consists of the shareholders’ contributions represented by shares and includes the outstanding shares at nominal value.
Legal reserve
In accordance with the provisions of LGS (“Ley General de Sociedades N° 19.550), the Company has to appropriate to the legal reserve no less than 5% of the profit for the year until such reserve reaches 20% of the share capital. As of December 31, 2024, the legal reserve has been fully integrated.
Facultative reserve
Corresponds to the allocation made by the Company’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve for future dividends or other specific target considered by them.
Retained earnings
Includes accumulated profit or losses without a specific appropriation that being positive can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, it includes the profit of previous years that was not distributed, and adjustments to income of previous years produced by the application of accounting standards.
2.b.10) Taxation
Income tax and deferred tax
The income tax payable represents the current tax and the deferred tax.
-Current Tax Payable

The current tax payable is determined on the taxable profit for the year. Taxable profit differs from profit as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

-Deferred tax

Deferred tax is recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets, including deferred assets for tax loss carryforwards, are generally recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be used.

Such deferred tax assets and liabilities are not recognized if the temporary differences originate as a result of goodwill or in the initial recognition (other than a business combination) of other assets and liabilities in a transaction that does not affect tax profit or accounting profit.

Deferred tax liabilities are recognized on taxable temporary differences arising on investments in subsidiaries, except where such entities can control the reversal of temporary differences and it is likely that those temporary differences will not be reversed in the near future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

that it is probable that there will be sufficient taxable profit against which to use the benefits of the temporary differences and are expected not to be reversed in the near future. The carrying amount of deferred tax assets is reviewed at each reporting date of each financial year and reduced to the extent that is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates expected to be applicable in the year in which the liability is cancelled and the asset realized, based on tax laws and rates that have been enacted or substantively enacted at the reporting date. The measurement of deferred tax assets and liabilities reflects the tax consequences that should occur according to how the Company expects, at the date of issuance of the financial statements, to recover or cancel the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax credits against tax liabilities and when they are linked to taxes originated for the same tax authority and the Company intends to cancel the net of assets and liabilities for current tax.

According to the IFRS, deferred tax assets or liabilities are classified as non-current assets or liabilities.

-Current and deferred tax for each financial year

Current and deferred income tax are recognized as an expense or income in the statement of profit or loss, except when they relate to items credited or debited directly in equity, in which case the tax is also recognized directly in equity, or when they originated as a result of the initial recognition of a business combination. In the case of a business combination, the tax effect is taken into account in calculating the value of the goodwill or in determining the excess interest of the acquirer in the net fair value of the identifiable contingent assets, liabilities and liabilities of the acquired over the cost of the business combination.

-Modifications to the tax reform

Article 48 of Law No. 27,541 on Social Solidarity and Productive Reactivation (B.O. 23/12/19) ordered the suspension of the reduction of income tax rates that had been provided for by the Tax Reform Law (published in the B.O. on 12/29/2017). The Tax Reform Law had established an aliquot of the income tax levied on undistributed business profits of 25% for the years that began on or after 1/1/2020, inclusive. For its part, the distribution of dividends generated from these years would be subject to 13% tax when those were distributed to Argentine individuals or residents abroad. Law No. 27,541, in force since December 23, 2019, established that the rate of 30% and 7% respectively will be applied until the years beginning on 1/1/2021, inclusive. The reduced rate of 25% and 7% on dividends will begin to apply for the years that begin from 2/1/2021, inclusive.

With regard to the application of the adjustment for fiscal inflation for income tax, the Tax Reform Law, modified by Law No. 27,468 published in the Official Bulletin on December 4, 2018, established the parameters for the application of said adjustment based on the variation of the Consumer Price Index (IPC) and defined that the positive or negative adjustment, as the case may be, corresponding to the first, second and third fiscal years starting on or after January 1, 2018 to be calculated, one third (1/3) should be imputed in that fiscal period and the remaining two thirds (2/3), in equal parts, in the following two (2) immediate fiscal periods. This form of computation was modified on December 23, 2019 by Law No. 27,541, which extended the deferral period from three years to six years. That is, one sixth (1/6) must be imputed in the first fiscal period that applies the adjustment for inflation and the remaining five sixths (5/6), in equal parts, in the following five (5) fiscal periods. From the fourth financial year, the amount of the adjustment for tax inflation is imputed in the same year.

Additionally, on June 16, 2021, Law No. 27,630 was published in the official bulletin which introduces the application of a progressive rate depending on the accumulated taxable profit for the year. By virtue of

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

this modification, the tax rate applicable to the Company for the fiscal years ended December 31, 2024 and 2023 will be determined based on the following table (amounts expressed in thousands of Pesos).

2024
Cumulative net taxable profit		Will pay $	Plus %	About the surplus of $
More than $	To $
$ 0	$ 34,704	$ 0	25%	$ 0
$ 34,704	$ 347,035	$ 8,676	30%	$ 34,704
$ 347,035	From now on	$ 102,375	35%	$ 347,035
2023
Cumulative net taxable profit		Will pay $	Plus %	About the surplus of $
More than $	To $
$ 0	$ 14,301	$ 0	25%	$ 0
$ 14,301	$ 143,012	$ 3,575	30%	$ 14,301
$ 143,012	From now on	$ 42,189	35%	$ 143,012

The aforementioned amounts will be updated annually, starting in 2022, considering the annual variation of the IPC provided by INDEC, a decentralized body within the scope of the Ministry of Economy, corresponding to the month of October of the year prior to the adjustment, with respect to the same month of the previous year.

The application of tax laws in Argentina requires interpretation and, consequently, involves the application of judgement and is open to challenge by the relevant tax authorities, creating uncertainty. Uncertainty about income tax treatments is established in accordance with IFRIC 23 “Uncertainty regarding income tax treatments” based on an assessment of the range of likely tax outcomes and reflecting the strength of technical arguments. In this regard, an assessment is made as to whether it is appropriate to consider the uncertain tax treatment separately or in conjunction with other uncertain tax treatments that may exist based on the approach that best predicts the resolution of the uncertainty and then assesses whether it is probable that the relevant tax authority will accept the tax treatment or succeed in the ultimate applicable legal instance. Otherwise, if the Company concludes it is not probable that the authority will accept an uncertain tax treatment it reflects the effect of the uncertainty by recording the uncertain tax treatment on the basis of the most likely amount or expected value method, depending on which method the Company expects to better predict the resolution of the uncertainty. In making this assessment, the Company utilizes tax knowledge and expertise from qualified intern.

As of December 31, 2024 and 2023, the Company based on the position off its tax advisors, has not recorded any uncertain tax position.

2.b.11) Employee benefit plans
i.Retirement plan
As of July 1, 2012, the Company has established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay a percentage of his monthly compensation, and the Company will pay an amount equal to that contributed by each member.
The plan members will receive from the Company the contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. The Company has the right to discontinue this plan at any time, without incurring termination costs.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

2.b.12) Provisions and contingent liabilities

The Company makes a distinction between:
i.Provisions
Represent legal or assumed obligations arising from past events, the settlement of which is expected to give rise to an outflow of resources and which amount and timing are uncertain. Provisions are recognized when the liability or obligation-giving rise to an indemnity or payment arises, to the extent that its amount can be reliably estimated and that the obligation to settle is probable or certain. Provisions include both obligations whose occurrence does not depend on future events; as well as obligations that are probable and can be reasonably estimated whose realization depends on the occurrence of future events that are out of the control of the Company (such as provisions for lawsuits and contingencies).
ii.Contingent liabilities
Represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the financial statements, but rather are disclosed to the extent they are significant, as required by IAS 37, “Provisions, contingent liabilities and contingent assets”.
Provisions are calculated at the present value of the estimated cash flows to pay the obligation, applying a pre-tax rate that reflects market assessments of the time value of money and the specific risks of that obligation. The increase in the provision due to the time passed is recognized in the statement of profit or loss. The Company recognize a provision for the decommissioning costs of its Bahía Blanca plant in Other liabilities in the Statement of Financial Position as of December 31, 2024 and 2023 (Note 16). Estimates are regularly reviewed and adjusted as appropriate for new circumstances.
An onerous contract is considered to exist where the Company has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. When a contract qualifies as onerous, the related unavoidable costs are recognized in the financial statements as provisions, net of the expected benefits.
2.b.13) Derivative financial instruments and hedge transactions
During the years ended December 31, 2024 and 2023, the Company entered into forward purchase transactions of U.S. dollars.
As of December 31, 2024, the Company has signed forward contracts for the purchase of U.S. dollars in the approximate amount of US$ 30,000,000. As of December 31, 2024 these contracts are valuated at their fair value. In addition, as of December 31, 2023 the Company does not have any signed forward contract for the purchase of U.S. dollars.
The loss from the different positions generated at settlement dates and the changes in the fair value of the contracts subscribed at the end of the fiscal years ended on December 31, 2024 and 2023 is 4,010 and 1,449 respectively, and is     included in "Other financial results, net" in the statement of profit or loss.
As of December 31, 2024 the forward contracts are guaranteed for an amount of 13,093 in corporate bonds and government securities, maturing in February and March 2025. As of December 31, 2023 the forward contracts are guaranteed for an amount of 6,500 in government securities, maturing in December 2023.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

2.b.14) Critical accounting judgments and key sources of estimation uncertainty
In the application of the Company's accounting policies described above in Note 2, the Board of directors and the Management of the Company have made judgments, estimates and assumptions regarding the values of the assets and liabilities whose measurements are not feasible to obtain from other sources. Estimates and associated assumptions are based on historical experience and other factors considered relevant. Actual future results may differ from the estimates and evaluations made at the date of preparation of these financial statements.

Revisions to accounting estimates are recognized in the year in which the revision is made and in the current and future years if the revision affects both the current year and subsequent years.

Critical judgements in applying the Company’s accounting policies

The following are the critical judgements, apart from those involving estimations (which are presented separately below), that the Directors and Management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements.

-Determination of the functional currency: The Company has determined the U.S. dollar as its functional currency. The Management of the Company applies professional judgment in the determination of its functional currency. The judgment is made mainly with respect to the currency that influences and determines the sale prices, labor costs, materials, investments and other costs, as well as the financing and collections derived from its operating activities.
Key sources for estimation uncertainties

The following are the key sources for estimating uncertainties that the Management of the Company have used in the application process of the accounting criteria:

-Impairment of property, plant and equipment and right of use assets: as mentioned in Note 2.b.4), periodically the Company evaluates the carrying amount of property, plant and equipment and right of use assets in order to determine whether there is an indication of impairment loss, considering both external and internal indicators. If an impairment indicator is present, in order to estimate the recoverable values, the Management of the Company make assumptions and judgments regarding future prices, production levels, production costs, future demand and other factors. In addition, the Company generally estimates the recoverable amount of property, plant and equipment and right of use assets based on their economic value, calculated as the discounted future expected cash flows generated by each asset or group of assets under evaluation, considering their estimated useful life.

-Decommissioning provision (relating to lease agreements): at the closing date, the Management makes an estimate of the costs for obligations for dismantling and removal of elements of the plant and rehabilitation of the land, based on a study carried out by technical personnel. Future changes could significantly affect the estimate of the associated liability.
-Useful life of property, plant and equipment: The Company estimates the useful life of its property, plant and equipment, based on the technology of the corresponding assets and their type and characteristics of use and projections of the economic use of the plants and the future provisioning of natural gas, considering the extension in useful life of the fertilizer plant, as described in note 1.
2.b.15) Revenue recognition
The Company obtains its income principally by selling urea, ammonia and other resale fertilizers, and additionally from logistical services, such as storage, receiving and shipping products, among others.

The Company sells the above mentioned products in the local market and additionally exports urea and ammonia mainly to Chile and Morocco.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

The prices of products sold in the local market are determined based on the prices in international markets, adapting them to the variables that impact the different segments in the local market. Most of the operations are collected within 30 days after delivery (also invoice date).
The prices of the exported products are determined according to the reference prices of the international markets and, depending on the commercial conditions, are generally cash sold.

Additionally, in the San Nicolás and Puerto General San Martín terminals, logistics services are provided to third parties consisting in shipping, storage of liquid and solid fertilizers, and the mixing, bagging and dispatch of different fertilizers. They also offer delivery services to customer storehouses by land.
General criteria of revenue recognition

Profertil recognizes its income according to IFRS 15. In accordance with this standard, the company recognizes revenue when or (as) the entity satisfies its obligations. An obligation is considered satisfied when the control of the underlying assets are transferred to the customer. Control of an asset refers to the ability to direct the use of and obtain substantially all of the remaining benefits from the asset.
Revenue is measured based on the agreement established with the client and excludes amounts collected for benefit of third parties. Profertil recognizes revenue when it transfers control of the goods or provides services to the customer.

Revenues derived from the commercialization of the abovementioned products and services are measured at the fair value established with the client and are recorded when the product or service is transferred or provided to the client. For this purpose, they must achieve the following criteria: there is an agreement with the client, the price is fixed or determinable, the service was provided and the collection is reasonably assured.

Revenue related to product sales (urea, ammonia and other resale products)
These revenues are recognized as a performance obligation satisfied at a point in time, according to the product delivery, and revenue is then recognized separately for these products in accordance with the terms agreed upon with the customer. The Company has no other performance obligations once the product has been made available and dispatched. The Company's Management has assessed that performance obligations are met at a point in time, given that the entity transfers control of the asset to the client, along with the risks and benefits inherent to that ownership. Consideration is contractually determined based on its contractual sales prices.

Revenue is recognized when the control of the product is transferred to the client. The transfer of the control occurs in accordance with what is described below:
-Exports (urea and ammonia): the transfer of control occurs with the dispatch of the product to the cargo ship designated by the customer for export under the FOB clause.
-Local market (urea, ammonia and other resale products): the transfer of control occurs with the dispatch of the product in the local market in the location or transport specified and agreed with the client.

Revenue related to services
These revenues are recognized as a performance obligation satisfied over time, measured by service delivery during the month, and revenues are then recognized separately for these services in accordance with the terms agreed upon with the customer. The Company has no other performance obligations once the service delivery has been completed during the month. The Company's Management has assessed the performance obligations are satisfied over time, given that the customer simultaneously receives and consumes the benefits provided by the Company's performance as they are performed. Consideration is contractually determined based on its contractual sales prices.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

Interest income
Interest income is recognized based on returns calculated using the effective interest rate method. As of December 31, 2024 and December 31, 2023, there are no significant financial components.
Contract balances:
a)Contract assets
A contract asset is the Company's right to consideration in exchange for goods or services transferred to the customer. If the Company transfers goods or services to a customer before the customer pays the consideration or before the payment due date, a contract asset is recognized for the consideration earned that is conditional. The Company does not own any contract assets because the obligation to perform and the right to consideration occur within a short period of time and all rights to consideration are unconditional.
b)Contract Liabilities
A contract liability is the obligation to transfer goods or services to the customer for which the Company has received consideration (or an amount of consideration is outstanding) from the customer. When the customer pays the consideration before the Company transfers the goods or services to the customer, a contractual liability is recognized at the time the payment is made or when the obligation becomes payable (whichever occurs first). Contract liabilities are recognized as income when the Company completes the performance obligation according to the agreement.
The Company maintains contract liabilities at the end of each of the closing periods presented in these financial statements (see Note 17), originated from customer advances for the purchase of future products.

2.b.16) Dividends distribution
Dividends payable by the Company are recognized as liabilities in the period in which they are approved by the Shareholder’s meeting.

2.b.17) Segment Information
Operating segments are reported in a manner consistent with the internal reporting provided to the top authority decision-maker, who is the person responsible for allocating resources and assessing the performance of the operating segments. The Company has identified a single operating segment which is the production and commercialization of fertilizers, through the fertilizer plants and the storage and transport facilities. All the Company’s Property, plant and equipment and right-of-use assets are located in Argentina. With respect to a breakdown of revenues from external customers, refer to note 19.

2.b.18) New standards issued
The application of new standards, amendments to the standards and interpretations effective from current fiscal year are as follows:

•Amendment to IFRS 16 (“Leases-Lease liabilities in a sale and leaseback transaction”) published by the IASB in September 2022: the lease liability in a sale and leaseback requires a seller-lessee to subsequently measure the lease liabilities arising from a leaseback so that does not recognize any amount in profit or loss related to the right of use that it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss related to the partial or total termination of a lease. The application of the aforementioned modification did not affect the amounts disclosed in relation to assets and liabilities of the Company.

•Modification to IAS 1 (“Presentation of financial statements”) published by the IASB in October 2022: the modification applies to non-current debts with commitments, to clarify how the conditions that an entity must meet within the following twelve months to the reporting period, affect the classification of a debt. The application

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

of the aforementioned modification did not affect the amounts disclosed in relation to assets and liabilities of the Company.

•Amendments to IAS 1 to clarify the classification of liabilities: The amendments to the classification of liabilities as current or non-current (amendments to IAS 1) affect only the presentation of liabilities on the statement of financial position, not the amount or timing of the recognition of any asset, income or expense, or the information that entities disclose about those items. The amendments:

-clarify that the classification of liabilities as current or non-current should be based on the rights existing at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement for at least twelve months and make it explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability;
-clarify that the classification is not affected by expectations about whether an entity will exercise its right to defer the settlement of a liability; and
-make it clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services.
The application of the aforementioned modifications did not affect the amounts disclosed in relation to the liabilities of the Company.

• Amendments to IAS 7 and IFRS 7: On May 25, 2023 the IASB has published 'Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7) to add disclosure requirements, to the within existing disclosure requirements, that ask entities to provide qualitative and quantitative information about supplier finance arrangements.

The application of the aforementioned modifications did not affect the amounts disclosed in relation to assets and liabilities of the Company.

New and revised IFRS Accounting Standards in issue but not yet effective

The Company did not adopt the following standards, revision of standards and interpretations as per the application of the mentioned pronouncements are not required for the fiscal year ended December 31, 2024.

•    Amendments to IAS 21: On August 15, 2023 the IASB has published “Lack of Exchangeability (Amendments to IAS 21)” that: 1) specify when a currency is exchangeable and how to determine the exchange rate when it is not; 2) specify how an entity determines the exchange rate to apply when a currency is not exchangeable and 3) require the disclosure of additional information when a currency is not exchangeable.

This modification to IAS 21 applies for annual reporting periods beginning on January 1, 2025. The Company's Board of Directors anticipates that the application of the aforementioned modifications will not have a significant impact on its financial statements.
•IFRS 18: IFRS 18 replaces IAS 1 “Presentation of Financial Statements”. IFRS 18 introduces a defined structure for the statement of profit or loss. The goal of the defined structure is to reduce diversity in the reporting of the statement of profit and loss, helping users of financial statements to understand the information and to make better comparisons between companies.
Main changes are as follows:
-The structure of the statement of profit and loss is composed of categories and required subtotals.
oCategories: items in the statement of profit or loss will need to be classified into one of five categories: operating, investing, financing, income taxes and discontinued operations.
oSubtotals: IFRS 18 requires entities to present specified totals and subtotals: one of the main changes refers to relates to the mandatory inclusion of “operating profit or loss”. The other required subtotals are “profit or loss’ and ‘profit or loss before financing and income taxes”.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

-Management-defined performance measures: Management might define its own measures of performance, sometimes referred to as ‘alternative performance measures’ or ‘non-GAAP measures’. IFRS 18 defines a subset of these measures which relate to an entity’s financial performance as management-defined performance measures (‘MPMs’). Information related to these measures should be disclosed in the financial statements in a single note, including a reconciliation between the MPM and the most similar specified subtotal in IFRS accounting standards.

-Disclosure of expenses by nature, for entities that present the statement of profit or loss by function: entities will present expenses in the operating category by nature, function or a mix of both.

The new standard will be effective for annual reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and so comparative information needs to be prepared under IFRS 18. In the year of adoption of IFRS 18, the standard requires a reconciliation between how the statement of profit or loss was presented for the comparative period under IAS 1 and how it is presented in the current year under IFRS 18. Interim financial statements in the first year of adoption include similar reconciliation requirements.

As of the date of issuance of these financial statements, the Company is in the process of evaluating the effects of the application of IFRS 18, and it will be adopted in the financial statements of the Company for the fiscal year that will begin on January 1, 2027.

•Amendments to IFRS 9 and IFRS 7: On May 30, 2024, the IASB has issued amendments to the classification and measurement of financial instruments to address matters identified during the post implementation review of the classification and measurement requirements of IFRS 9.
The amendments are effective for reporting periods beginning on or after January 1, 2026.

The Company’s Board of Directors has to evaluate the effects of this standard and anticipates that it will be adopted in the financial statements of the Company for the fiscal year that will begin on January 1, 2026.

•Annual Improvements to IFRS Standards – Volume 11: In July 2024, the IASB issued the annual improvements cycle Volume 11, which is applicable for periods beginning on or after January 1, 2026. The Board of Directors must assess the effects thereof. In general, the improvements include amendments and/or clarifications to certain paragraphs, removal, addition, and/or update of cross-references, replacement of terms, and alignment of wording among different accounting standards, among other changes.

The main amended standards are summarized below:

Standard	Subject of the Amendment
NIIF 1 “IFRS 1: First-time Adoption of International Financial Reporting Standards”	Hedge accounting by a first-time adopter.
IFRS 7	Gains or losses on derecognition.
IFRS 7 Implementation Guidance	Disclosure of deferred difference between fair value and transaction price.
Introduction and disclosure of credit risk.

IFRS 9	Derecognition of lease liabilities.
Transaction price.

IFRS 10	Determination of a "de facto agent"
IAS 7: “Statement of Cash Flows”	Cost method.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

•Amendments to IFRS 9 and IFRS 7—Contracts Referencing Nature-dependent Electricity
Amendments to IFRS 9 Financial Instruments
The following requirements of IFRS 9 are affected by the amendments:

• the own-use requirements in IFRS 9 are amended to include the factors an entity is required to consider when applying IFRS 9:2.4 to contracts to buy and take delivery of renewable electricity for which the source of production of the electricity is nature-dependent; and

• the hedge accounting requirements in IFRS 9 are amended to permit an entity using a contract for nature-dependent renewable electricity with specified characteristics as a hedging instrument:
– to designate a variable volume of forecast electricity transactions as the hedged item if specified criteria are met; and
– to measure the hedged item using the same volume assumptions as those used for the hedging instrument.
The Board of Directors must evaluate the effects of these standards.

Amendments to IFRS 7 Financial Instruments: Disclosures
Disclosure requirements under IFRS 7 were amended to introduce disclosure requirements about contracts for nature-dependent electricity with specified characteristics.
The amendment is effective for annual periods beginning on or after 1 January 2026, with earlier application permitted. The amendment to the own use exemption is required to be applied retrospectively in accordance with IAS 8 using the facts and circumstances at the date of initial application. The amendment to the hedge accounting requirements is to be applied prospectively to new hedging relationships designated on or after the date of initial application.
The Board of Directors must evaluate the effects of these standards.

3.FINANCIAL RISK MANAGEMENT
The Company's activities are exposed to various financial risks: market risks (including exchange rate risk, interest rate risk and price risk), credit risk and liquidity risk. The Company develops and guides all the necessary capacities so that the relevant risks are identified, measured, managed and controlled for an adequate management of the risk-opportunity binomial aligned with its strategic objectives.
Market risk
The market risk to which the Company is exposed consists of the possibility that the valuation of financial assets or liabilities as well as certain expected cash flows could be negatively affected by changes in interest rates, in exchange rates or before the volatility of the prices of the products that the Company buy and sell.
The following is a description of the mentioned risks as well as a detail of the magnitude to which the Company is exposed, and an analysis of sensitivity to possible changes in each of the relevant market variables.

Exchange rate risk
The value of those financial assets and liabilities denominated in a currency other than the functional currency of the Company are exposed to changes in the exchange rate. Given that the functional currency of the Company is the U.S. dollar, the currency that generates the greatest exposure in terms of effects on results is the Argentine peso (“AR$”), the legal currency in Argentina.
The Company used derivative financial instruments as hedge against fluctuations in the exchange rate of the currency.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

The balances at the end of each year of financial assets and liabilities denominated (in Pesos) are the following:

	31-12-2024	31-12-2023
Financial assets	90,375	134,461
Financial liabilities	(45,742)	(13,477)
Exchange rate exposure	44,633	120,984

The following table provides a detail of the effect that a change of 28% in the exchange rates corresponding to the peso against the dollar would have on the results of the Company, related to the exposure of its financial assets and liabilities denominated in pesos as of December 31, 2024:

	Increase in the exchange rate of the peso against the dollar	Profit (Loss) for the year ended December 31, 2024
Effect on pre-tax result corresponding to financial assets and liabilities	28%	12,497
Interest rate risk
The Company is exposed to risks associated with fluctuations in interest rates to a different extent, according to the different types of maturities and currencies in which a loan has been taken or the cash has been invested.
Regarding financial assets, in addition to loans of a commercial nature, which have a low exposure to interest rate risk, there are included, mainly: overnight investments in current accounts denominated in dollars abroad and participations in mutual funds, as well as "money market" investments, or short-term fixed income investments. Liquid instruments that the Company uses to place surpluses in the framework of a conservative treasury management. The immediate availability of these instruments mitigates the impact of the movements that interest rates may experience.
Historically, the Company's strategy to cover interest rate risk has been based on the atomization of financial counterparties, the diversification of instruments and their maturities. This takes into account the different interest rate levels along the curve in pesos and dollars, the amounts based on future expectations regarding the behavior of these variables, and the expected timing of future disbursements corresponding to the expenditures to be financed. Additionally, strategies with financial derivatives have been designed with the aim of efficiently mitigating and managing the risks associated with the variability of financial costs.
Variations in interest rates may affect the interest income or expense of financial assets and liabilities referenced at a variable interest rate.
The following is a detail of the financial assets and liabilities that accrue interest as of December 31, 2024 depending on the type of applicable rate:

	Financial assets (1)	Financial liabilities (2)
Fixed interest rate	66,116	21,219
Variable interest rate (3)	-	15,183
Total	66,116	36,402

(1) Includes exclusively investments in financial assets. It does not include credits of a commercial nature which mostly do not accrue interest.
(2) Does not include liabilities of a commercial nature, which for the most part do not accrue interest.
(3) Includes exclusively debts from bank loans with an interest rate of 5.75 + interpolated Euribor and 5.5 + Euribor 360 (Note 13).

Other price risks
The prices of the products sold by the Company are affected by the volatility of the products in the international reference markets, affecting the margins and the results of operations.
Likewise, the Company is exposed to the own price risk of investments in financial instruments, which were classified in the statement of financial position as "at fair value through profit or loss".

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

The Company permanently monitors the evolution of the prices of its products and those of its financial instruments to detect significant movements and manage its operations.
The following table provides a detail of the effect that a variation of 10% in the prices of investments in financial instruments would have on the results of the Company as of December 31, 2024:

	Increase (+) / decrease (-) in the prices of investments in financial instruments	Profit (Loss) for the year ended December 31, 2024
Effect on the net income before taxes	10%	5,528
	-10%	(5,528)

Liquidity risk
The liquidity risk is associated with the inability to have the necessary funds to meet the obligations in the short term as well as in the medium and long term.
As mentioned in previous sections, the Company intends that the maturity profile of its debt be adapted to its capacity to generate cash flows to cancel it, as well as taking into account the need to finance the projected expenditures for each year. As of December 31, 2024, the liquidity availabilities reach 108,661, considering cash and cash equivalents for 4,138 and other liquid investments in financial assets for 104,523. Therefore, the Company considers that the liquidity risk is low.
On the other hand, the total agreed bank credit lines amount to approximately US$ 600 million, which have no restrictions on their use. Profertil’s financing policy is mainly oriented toward taking on short-term debt to cover temporary working capital needs, primarily through bank credit lines in foreign currency, seeking to optimize financial costs and take advantage of favorable market conditions at any given time. The financial strategy is framed within a prudent management of exchange rate and interest rate risk, considering that the Company’s functional currency is the U.S. dollar.
The expiration dates of the financial assets and liabilities existing as of December 31, 2024 are analyzed in the below table:

	December 31, 2024
	Maturity
	From 0 to 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
Financial assets
Trade receivables	79,985	-	-	-	-	-	79,985
Investments in financial assets	104,523	36,727	4,540	5,415	-	-	151,205
Cash and cash equivalents	4,138	-	-	-	-	-	4,138
	188,646	36,727	4,540	5,415	-	-	235,328
Financial liabilities
Other liabilities	143	127	138	149	162	20,529	21,248
Financial debt	4,623	10,560	-	-	-	-	15,183
Accounts payable (1)	44,966	-	-	-	-	-	44,966
	49,732	10,687	138	149	162	20,529	81,397

(1)The amounts shown correspond to the contractual cash flows undiscounted, since the discounted values do not differ significantly from the nominal values.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

Credit risk
Credit risk is defined as the possibility that a third party does not comply with its contractual obligations, thereby causing losses for the Company.
Such risk in the Company is measured and controlled by client or third party individually. The Company has its own systems for the permanent credit assessment of all its debtors and the determination of risk limits by third parties, aligned with best practices, using both internal background linked to them, as well as external data sources.
The Company's financial instruments that are potentially subject to credit concentration risk consist mainly of the balances of cash and cash equivalents,Investments in financial assets, trade receivables and other receivables. The Company invests its temporary cash surpluses in highly liquid placements in financial institutions in Argentina and abroad with a high credit rating.
Provisions for doubtful trade receivables are determined, among others, based on the following:
- The debt maturity.
- The analysis of the client's ability to repay the credit granted, also considering special situations such as the existence of insolvency proceedings, bankruptcy, payment arrears and the existence of guarantees, among others.
- Client’s payment history.
The maximum exposure to the Company's credit risk as of December 31, 2024, distinguishing by type of financial instrument and without discounting the amounts covered by guarantees and other mechanisms mentioned below, is detailed below:

Maximum exposure as of December 31, 2024
Cash and cash equivalents	4,138

Trade accounts receivables	63,697
Related parties	18,276
Investments in financial assets:
-Mutual funds	30,056
-Government securities	58,633
-Corporate bonds	65,571

Considering the maximum exposure to the credit risk depending on the concentration of counterparties, receivables with related companies represent approximately 21.68% (14.18% YPF S.A. and 7.5% Nutrien Ag Solutions Argentina S.A.), while the other debtors of the Company are mainly concentrated in Asociación de Cooperativas Argentinas S.A. (16.73%). See note 25.
The following is a breakdown of past-due Account receivables as of December 31, 2024:

Current accounts receivables
Past due less than three months	2,751
Past due between 3 and 6 months	183
Past due more than 6 months	1,867
4,801

As of such date, the Company has a provision for doubtful trade receivables of 1,988.

Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing returns to its shareholders through the optimization of debt and equity balances.
4. FINANCIAL INSTRUMENTS DISCLOSURES

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

The following tables show the financial assets and liabilities by financial instrument category and a reconciliation with the line shown in the statement of financial position, as applicable. Since the line items "Other receivables" contain both financial instruments and non-financial assets or liabilities (such as tax credits, among others), the reconciliation is shown in the columns "Non-financial assets" and "Non-financial liabilities".

	31-12-2024
Financial assets	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables	1	-	1	63,846	63,847
Trade receivables (1)	81,973	-	81,973	-	81,973
Investments in financial assets (2)	98,980	55,280	154,260	-	154,260
Cash and cash equivalents	4,138	-	4,138	-	4,138
	185,092	55,280	240,372	63,846	304,218

	31-12-2023
Financial assets	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables	2	-	2	27,593	27,595
Trade receivables (1)	69,100	-	69,100	-	69,100
Investments in financial assets	132,696	133,163	265,859	-	265,859
Cash and cash equivalents	3,838	-	3,838	-	3,838
	205,636	133,163	338,799	27,593	366,392

(1)Does not include the provision for doubtful trade receivables.
(2)Does not include the provision for impairment of corporate bonds.

	31-12-2024
Financial liabilities	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Other liabilities	21,219	29	21,248	-	21,248
Financial debt	15,183	-	15,183	-	15,183
Accounts payable	44,966	-	44,966	-	44,966
	81,368	29	81,397	-	81,397

	31-12-2023
Financial liabilities	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Other liabilities	18,755	7	18,762	-	18,762
Financial debt	21,328	-	21,328	-	21,328
Accounts payable	35,423	-	35,423	-	35,423
	75,506	7	75,513	-	75,513

Gains and losses on financial instruments are allocated to the following categories:

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

	31-12-2024
	Financial assets / liabilities at amortized cost Gain (loss)	Financial assets / liabilities at fair value through profit or loss Gain (loss)	Total
Interest income	3,984	-	3,984
Interest expense and others	(6,727)	-	(6,727)
Net exchange differences	(29,363)	-	(29,363)
Financial accretion of leases	(1,624)	-	(1,624)
Fair value gains on financial assets at fair value through profit or loss	-	41,507	41,507
Losses on derivative financial instruments	-	(4,408)	(4,408)
Miscellaneous	-	(6,071)	(6,071)
	(33,730)	31,028	(2,702)

	31-12-2023
	Financial assets / liabilities at amortized cost Gain (loss)	Financial assets / liabilities at fair value through profit or loss Gain (loss)	Total
Interest income	6,103	-	6,103
Interest expense and others	(11,664)	-	(11,664)
Net exchange differences	(157,351)	-	(157,351)
Financial accretion of leases	(1,736)	-	(1,736)
Fair value gains on financial assets at fair value through profit or loss	-	164,262	164,262
Losses on derivative financial instruments	-	(4,064)	(4,064)
Miscellaneous	-	(17,473)	(17,473)
	(164,648)	142,725	(21,923)
Determination of fair value
IFRS 9 defines the fair value of financial instruments as the amount for which an asset may be exchanged or a financial liability may be canceled, between independent parties, duly informed and with the intention of carrying out the transaction. All financial instruments recognized at fair value are assigned to one of the levels of valuation hierarchy defined by IFRS. This valuation hierarchy comprises three levels.
In the case of level 1, the valuation is based on quoted prices without adjusting in active markets for identical assets or liabilities that the Company can take as reference at the closing date of the year. A market is considered active if the transactions are carried out with certain frequency and there is sufficient information of prices in permanent form. Because a quoted price in an active market is the most reliable indicator of fair value, it should always be used, if available. The financial instruments that the Company has assigned to this level include investments in publicly traded mutual funds, government securities and futures contracts.
In the case of level 2, the fair value is determined using valuation methods based on observable information in the market directly and indirectly. If the financial instrument has a determined term, the data for the valuation must be observable during the whole of that period. The Company has not valued financial instruments according to this category.
In the case of level 3, the Company uses valuation techniques that are not based on observable information in the market. This is only allowed to the extent that such information is not available. The data incorporated reflects the estimates that any market participant would take into account to fix the prices. The company uses the best available information, including internal data. The Company has not valued financial instruments according to this category.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

The following tables present the financial assets and liabilities of the Company that are measured at fair value as of December 31, 2024 and 2023 and their allocation to the fair value hierarchy:

	31/12/2024	31/12/2023
Financial assets	Level 1	Level 1
Investments in financial assets: Current:
- Mutual funds	30,056	94,330
- Goverment securities	25,224	38,833
	55,280	133,163

	31/12/2024	31/12/2023
Financial liabilities	Level 1	Level 1
Other liabilities Current:
-Foreign exchange futures contracts	29	7
	29	7

The Company's policy is to acknowledge transfers between the different categories of the valuation hierarchy when occurred or when there are changes in the circumstances that cause the transfer. During the years ended December 31, 2024 and 2023, there were no transfers between the different hierarchies used to determine the fair value of the Company's financial instruments.
Fair value of financial assets and financial liabilities measured at amortized cost
Except for the Company's investments in financial assets and financial debt, the fair value of the rest of the financial assets and liabilities measured at amortized cost do not differ significantly from their carrying amount.

	31/12/2024		31/12/2023
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets:
Investments in financial assets	98,980	103,924	132,696	140,128

Financial liabilities:
Financial debt	15,183	15,293	21,328	21,350

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

5.PROPERTY, PLANT AND EQUIPMENT
The evolution of the Company's property, plant and equipment for the years ended December 31, 2024 and 2023 is as follows:

	Land	Furnitures and fixtures	Vehicles	Computer equipment	Communications	Software	Other equipment	Installations	Construction in progress	Fertilizer complex	Materials and spare parts	Total

Cost	4,214	594	1,407	2,286	1,350	23,480	6,832	80,588	21,886	924,944	32,271	1,099,852
Accumulated depreciation	-	(594)	(1,020)	(1,890)	(971)	(22,215)	(5,501)	(45,964)	-	(452,178)	-	(530,333)
Balance as of December 31, 2022	4,214	-	387	396	379	1,265	1,331	34,624	21,886	472,766	32,271	569,519

Costs
Increases	-	-	731	162	-	705	-	-	23,243	10	13,034	37,885
Transfers	-	-	-	-	-	-	29	-	(13,668)	13,639	-	-
Decreases and reclassifications	-	-	-	-	-	-	(40)	-	-	(4,505)	(11,715)	(16,260)

Accumulated depreciation
Increases	-	-	(245)	(292)	(170)	(1,375)	(229)	(3,416)	-	(27,483)	-	(33,210)
Decreases and reclassifications	-	-	-	-	-	-	30	-	-	1,926	-	1,956

Cost	4,214	594	2,138	2,448	1,350	24,185	6,821	80,588	31,461	934,088	33,590	1,121,477
Accumulated depreciation	-	(594)	(1,265)	(2,182)	(1,141)	(23,590)	(5,700)	(49,380)	-	(477,735)	-	(561,587)
Balance as of December 31, 2023	4,214	-	873	266	209	595	1,121	31,208	31,461	456,353	33,590	559,890

Costs
Increases	-	-	276	896	-	870	-	-	35,550	-	8,507	46,099
Transfers	-	-	-	-	201	51	127	929	(5,099)	3,791	-	-
Decreases and reclassifications	-	-	(245)	-	-	-	-	(4)	-	(921)	(2,981)	(4,151)

Accumulated depreciation
Increases	-	-	(274)	(442)	(169)	(625)	(210)	(3,444)	-	(28,551)	-	(33,715)
Decreases and reclassifications	-	-	244	-	-	-	-	-	-	142	-	386

Cost	4,214	594	2,169	3,344	1,551	25,106	6,948	81,513	61,912	936,958	39,116	1,163,425
Accumulated depreciation	-	(594)	(1,295)	(2,624)	(1,310)	(24,215)	(5,910)	(52,824)	-	(506,144)	-	(594,916)
Balance as of December 31, 2024	4,214	-	874	720	241	891	1,038	28,689	61,912	430,814	39,116	568,509

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

6.RIGHT-OF-USE ASSETS

Land (1)
Cost	15,772
Accumulated depreciation	(4,295)
Balance as of December 31, 2022	11,477

Depreciation
Increases	(420)
Cost	15,772
Accumulated depreciation	(4,715)
Balance as of December 31, 2023	11,057

Depreciation
Increases	(420)
Cost	15,772
Accumulated depreciation	(5,135)
Balance as of December 31, 2024	10,637
(1)See Note 24.

7.INVENTORIES

	31-12-2024	31-12-2023
Finished goods	42,777	27,125
Materials	6,299	5,742
	49,076	32,867

8.OTHER RECEIVABLES

	31-12-2024		31-12-2023
	Non-current	Current	Non-current	Current
Income tax (1)	-	4,638	-	-
Value-added tax (VAT)	-	7,487	-	-
Refunds on exports	-	48	-	164
Deposits in guarantee	-	1	-	2
Turnover tax	-	2,918	-	819
Prepaid expenses	-	3,407	-	4,094
Advances to suppliers	2,602	1,525	416	1,027
Advances to suppliers of inventories	-	33	-	80
Related parties (Note 25)	35,907	4,471	20,652	-
Loans to personnel	-	680	-	317
Miscellaneous	-	130	-	24
	38,509	25,338	21,068	6,527
(1)Corresponds to income tax advances to be computed in the next fiscal year.

9.TRADE RECEIVABLES

	31-12-2024	31-12-2023
Accounts receivables	63,697	48,947
Related parties (Note 25)	18,276	20,153
Provision for doubtful trade receivables(1)	(1,988)	(997)
	79,985	68,103
(1) There were no material changes in the provision occurred during the years presented.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

The average collection period on sales of goods is 43 days. No interest is charged on outstanding trade receivables.

10.INVESTMENTS IN FINANCIAL ASSETS

	31-12-2024		31-12-2023
	Non-Current	Current	Non-Current	Current
Mutual funds (2)(4)	-	30,056	-	94,330
Government securities (1) (2) (3) (6)	-	58,633	-	64,689
Corporate bonds (1) (3) (5)	48,182	17,389	72,507	6,898
Provision for impairment of corporate bonds	(1,500)	(1,555)	-	-
Time deposits (3)	-	-	-	27,435
	46,682	104,523	72,507	193,352

(1)Includes US$ 13,093 as of December 31, 2024, and U.S. dollar 6,500 as of December 31, 2023, as collateral related to forward U.S. dollar purchase contracts entered into by the Company.
(2)Includes mutual funds valued at fair value for US$ 30,056 and government securities for US$ 25,224 as of December 31, 2024. As of December 31, 2023, this amount totaled US$ 94,330 in mutual funds and US$ 38,833 in government securities.
(3)Includes government securities for US$ 33,409 and corporate bonds amounting to US$ 65,571 valued at amortized cost as of December 31, 2024. As of December 31, 2023, this amount included time deposits valued at amortized cost of US$ 27,435, government securities of US$ 25,856, and corporate bonds of US$ 79,405.

(4)As of December 31, 2024, includes:

31/12/2024
Mutual funds	Price	Quantity	Total amount	Currency
ADCAP AH $ C	12.825	123,258	1,534	ARS
ADCAP ASG	2.974	97,367	281	ARS
ADCAP BALXVIB	3.731	738,281	2,673	ARS
ADCAP PLUS C	48.101	64,699	3,020	ARS
ALLARIA AH B	70.06	3,854	262	ARS
ARG RENTA PES	104.22	40,243	4,070	ARS
ARGE LIQ	12.669	93,460	1,149	ARS
BALANZ PERIIB	1.303	692,800	876	ARS
BALANZ PERIIC	1.302	1,810,894	2,288	ARS
CONSULT CRECI	113.975	11,763	1,301	ARS
CONSULTATIO	146.961	6,816	972	ARS
LOMB RENTA $	157.015	4,286	653	ARS
MEGAINV SUST	8.831	9,919	85	ARS
NOVUS LIQ B	5.629	2,380	13	ARS
PIONERO PERFO	408.04	4,071	1,612	ARS
PREMIER ASG	2.794	48,316	131	ARS
SBS $ PLUS B	37.26	97,242	3,516	ARS
SBS AHORRO D	6.101	373,115	2,209	ARS
SBS GESTION	25.527	109,844	2,721	ARS
SUP RCP C	16.377	43,417	690	ARS
Total			30,056

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

As of December 31, 2023 includes:

31/12/2023
Mutual funds	Price	Quantity	Total amount	Currency
ADCAP AH $ C	7.78	232,646	2,243	ARS
ADCAP AHDIC	1.44	220,230	393	ARS
ADCAP ASG	1.754	97,533	212	ARS
ADCAP BALAN C	14.03	46,358	806	ARS
ADCAP PLUS C	27.105	113,458	3,811	ARS
ADCAP RET C	16.168	344,731	6,907	ARS
ADCAP RTAFIJA	85.326	30,074	3,180	ARS
ARG RENTA PES	72.692	96,312	8,676	ARS
ARG RTA GLOBA	21.877	54,997	1,491	ARS
ARGE LIQ	7.656	138,919	1,318	ARS
ARGENFUNDS AH	58.774	34,640	2,523	ARS
BALANZ CAP AH	26.874	59,424	1,979	ARS
BALANZ CAPMMC	5.125	323,095	2,052	ARS
BALANZ INSTIC	38.136	19,615	927	ARS
BALANZ RTAFD	9.203	583,971	6,660	ARS
BALANZPERIIID	4.078	1,067,952	5,397	ARS
CONSULT CRECI	84.984	64,312	6,773	ARS
CONSULT FONDO	3.627	281,887	1,267	ARS
GAINV BALA II	3.798	996,683	4,691	ARS
GAINV PESOS	16.952	60,740	1,276	ARS
GAINV USDLINK	114.725	3,010	428	ARS
GAINVEST BAL	172.49	5,848	1,250	ARS
ITAU PERFORMA	69.661	65,067	5,617	ARS
ITAUGOAL$B	98.141	35,109	4,270	ARS
LOMB RENTA $	93.57	8,693	1,008	ARS
MEGAINV SUST	5.771	9,928	71	ARS
NOVUS LIQ B	3.437	1,409	6	ARS
PREMIER ASG	1.895	48,545	114	ARS
QUINQUELA RM	85.657	5,228	555	ARS
SBS AHORRO D	3.711	481,648	2,215	ARS
SBS CAP PLUS	46.383	18,093	1,040	ARS
SBS ESTRAT	27.518	241,663	8,241	ARS
SBS GESTION	14.422	85,720	1,532	ARS
SUP RCP C	9.716	231,471	2,787	ARS
SUP_PREM CAP	57.945	35,567	2,554	ARS
VALIANT AHORR	4.825	10,035	60	ARS
Total			94,330

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

(5)As of December 31, 2024, includes:

Corporate bonds	Nominal value	Total amount	Currency	Maturity
Aconcagua	1,000	998	US$	4-Feb-25
YPF Luz	4,000	2,212	US$	10-Feb-25
Aconcagua	1,000	996	US$	6-Mar-25
Ternium	5,000	5,000	US$	27-Mar-25
Telecom	5,000	5,257	US$	21-Jul-25
Red Surcos	2,000	2,000	US$	29-Sep-25
Aconcagua	2,000	926	US$	11-Oct-25
Surcos	2,000	2,073	US$	13-Apr-26
Telecom	1,000	992	US$	2-Jun-26
AA2000	3,000	3,332	US$	19-Aug-26
CAPEX	1,000	1,089	US$	7-Sep-26
Aconcagua	130	128	US$	14-Sep-26
Luz de Tres Picos	3,000	3,017	US$	29-Sep-26
YPF SA	18,000	21,373	US$	10-Oct-26
MSU Agro	6,000	6,223	US$	14-Nov-26
Genneia	1,000	847	US$	16-May-27
Oldelval	1,000	1,066	US$	10-Jul-27
CAPEX	130	127	US$	7-Sep-27
Aconcagua	2.000	1,500	US$	14-Sep-27
PCR	1.000	1,000	US$	22-Sep-27
PAE	3,000	3,415	US$	7-Aug-28
Vista Oil & Gas	2,000	2,000	US$	11-Aug-28
Total		65,571

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

As of December 31, 2023 includes:

Corporate bonds	Nominal value	Total amount	Currency	Maturity
YPF Luz	1,200	1,177	US$	30-Aug-24
Luz de Tres Picos	414	411	US$	28-Oct-24
CT Barragán	1,935	1,907	US$	26-Nov-24
PCR	1,000	978	US$	17-Dec-24
PCR	1,000	995	US$	17-Dec-24
Genneia	1,300	1,430	US$	23-Dec-24
Telecom	5,000	5,560	US$	21-Jul-25
Red Surcos	2,000	1,813	US$	29-Sep-25
Aconcagua	1,595	1,459	US$	11-Oct-25
YPF SA	10,000	9,969	US$	10-Jan-26
Surcos	2,000	1,968	US$	13-Apr-26
Oldelval	1,274	1,549	US$	18-Apr-26
Telecom	915	1,042	US$	2-Jun-26
AA2000	3,200	3,364	US$	19-Aug-26
CAPEX	1,000	1,130	US$	7-Sep-26
Aconcagua	129	118	US$	14-Sep-26
Luz de Tres Picos	5,817	5,734	US$	29-Sep-26
Aconcagua	1,500	1,376	US$	14-Sep-27
CAPEX	127	125	US$	7-Sep-27
YPF SA	17,890	23,631	US$	10-Oct-26
MSU Agro	6,230	6,108	US$	14-Nov-26
Oldelval	1,004	1,062	US$	10-Jul-27
PCR	1,000	986	US$	22-Sep-27
PAE	3,000	3,522	US$	7-Aug-28
Vista Oil	2,000	1,991	US$	11-Aug-28
Total		79,405

(6)As of December 31, 2024 includes:

Goverment securities	Quantity	Total amount	Currency	Maturity
S28F5	2,250,000	3,216	US$	28-Feb-25
S14M5	2,851,000	3,171	US$	14-Mar-25
S31M5	19,818,000	27,022	US$	31-Mar-25
T2X5	3,247,000	19,949	US$	14-Feb-25
TZXM5	3,947,000	5,275	US$	31-Mar-25
BPY6C	0.07	0.068	US$	31-May-25
Total		58,633

As of December 31, 2023 includes:

Goverment securities	Quantity	Total amount	Currency	Maturity
BONO TDF24	12,000	11,334	US$	28-Feb-24
BONO TDG24	2,000	1,942	US$	30-Aug-24
BONO TDJ24	6,000	5,967	US$	30-Jun-24
BONO TV24	8,500	6,613	US$	30-Apr-24
Bono TX24	160,000	2,532	ARS	25-Mar-24
Bono T2X4	747,272	10,344	ARS	26-Jul-24
Bono T4X4	2,030,000	9,383	ARS	14-Oct-24
Bono T5X4	2,120,000	7,514	ARS	13-Dec-24
Bono T2X5	2,225,500	9,060	ARS	14-Feb-25
Total		64,689

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

11. CASH AND CASH EQUIVALENTS

	31-12-2024	31-12-2023
Cash	53	163
Banks	4,085	3,675
	4,138	3,838

12.INCOME TAX
The calculation of the income tax expense for the years ended December 31, 2024 and 2023 is as follows:

	31-12-2024	31-12-2023

Current income tax	(24,117)	(73,539)
Difference between tax provision and actual income tax (true-up)	3,238	1,674
Deferred tax	21,565	4,122
Exchange differences	(2,736)	(98,383)
	(2,050)	(166,126)

The reconciliation between the income tax charge for the years ended December 31, 2024 and 2023 and the charge that would result from applying the statutory income tax rate on the profit or loss before income tax of each fiscal year, is as follows:

	31-12-2024	31-12-2023
Profit before income tax	243,182	342,109
Current statutory income tax rate	35%	35%
Statutory income tax rate applied to profit before income tax	(85,114)	(119,738)
Net effects of the tax inflation adjustment	84,522	99,855
Exchange differences and others	(1,458)	(146,243)
Charge for income tax	(2,050)	(166,126)

Also, the composition of deferred income tax liability, net as of December 31, 2024 and 2023 is as follows:

	31-12-2024	31-12-2023
Deferred tax assets
Right of use assets	3,704	2,694
Total deferred tax assets	3,704	2,694

Deferred tax liabilities
Property, plant and equipment, and materials	(150,243)	(165,912)
Tax effect for exposure to the change in the purchasing power of the currency	(112)	(417)
Mutual Funds	(287)	(3,448)
Miscellaneous	1,276	(144)
Total deferred tax liability	(149,366)	(169,921)
Total deferred income tax liability, net	(145,662)	(167,227)

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

13.FINANCIAL DEBT

	Interest rate	31-12-2024		31-12-2023
		Non-current	Current	Non-current	Current
Bank Loans	(1)	10,560	4,623	-	21,328
		10,560	4,623	-	21,328

(1)As of December 31, 2024 includes:

Counterparty	Start date	Maturity Date	Currency	Amount	Interest rate
RABOBANK EUR	29/02/2024	22/08/2025	EUR	1,403	5.75+Euribor interpolated
RABOBANK EUR	22/03/2024	12/09/2025	EUR	951	5.75+Euribor interpolated
RABOBANK EUR	03/06/2024	12/09/2025	EUR	975	5.75+Euribor interpolated
RABOBANK EUR	05/08/2024	22/08/2025	EUR	536	5.75+Euribor interpolated
RABOBANK EUR	23/12/2024	29/09/2025	EUR	516	5.75+Euribor interpolated
Accrued Interest Current loans				242
Total Current				4,623
RABOBANK EUR	30/09/2024	25/03/2026	EUR	10,560	5.5+Euribor360
Total Non-current				10,560
TOTAL 2024				15,183

As of December 31, 2023 includes:

Counterparty	Start date	Maturity Date	Currency	Amount	Interest rate
RABOBANK EUR	01/10/2021	01/10/2024	US$	21,328	SOFR + 6%
TOTAL 2023				21,328

Loans generally contain commitments and default events common to contracts of this nature, which include, among others, limitations regarding the creation of liens on the assets of the Company and compliance with certain financial commitments related mainly to leverage ratios (equal to or less than 3x), liquidity (equal to or greater than 1x) and indebtedness (equal to or less than 2.2x) of the Company.

14.TAXES PAYABLE

	31-12-2024	31-12-2023
Value-added tax (VAT) payable	-	1,937
Withholdings from added-value tax	465	152
Safety and hygiene fees payable	644	1,616
	1,109	3,705

15.INCOME TAX PAYABLE

	31-12-2024	31-12-2023
Income tax provision	24,117	73,539
Advances of Income tax payable	(24,466)	(37,559)
Withholdings of Income tax payable	349	63
	-	36,043

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

16.OTHER LIABILITIES

	31-12-2024		31-12-2023
	Non-Current	Current	Non-Current	Current
Lease liabilities	7,725	114	6,291	106
Decommissioning provision	13,380	-	12,358	-
Foreign exchange futures contracts	-	29	-	7
	21,105	143	18,649	113

Lease maturity analysis

Years	2024	2023
0 to 1 year	833	833
2 years	833	833
3 years	833	833
4 years	833	833
5 years	833	833
More than 5 years	16,929	17,762

Interests	(13,255)	(15,530)

Total lease liabilities	7,839	6,397

The evolution of the lease liability and the decommissioning provision is as follows:

	Leases	Decommissioning provision	Total
Balances as of December 31, 2022	6,838	11,340	18,178
Exchange differences	(392)	-	(392)
Financial accretion	718	1,018	1,736
Lease payments	(767)	-	(767)
Balances as of December 31, 2023	6,397	12,358	18,755
Exchange differences	1,721	-	1,721
Financial accretion	602	1,022	1,624
Lease payments	(881)	-	(881)
Balances as of December 31, 2024	7,839	13,380	21,219

17.CONTRACT LIABILITIES

Balances as of December 31, 2022	14,586
Accrual of income for the year net of advances received	(8,342)
Balances as of December 31, 2023	6,244
Accrual of income for the year net of advances received	(4,124)
Balances as of December 31, 2024	2,120

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

18.ACCOUNTS PAYABLE

	31-12-2024	31-12-2023
Suppliers	8,578	6,143
Provisions	26,954	14,359
Related parties (Note 25)	9,434	14,921
	44,966	35,423

Accounts payable and provisions principally comprise amounts outstanding for trade purchases and other operating costs. The average payment period for trade accounts payable is 30 days. For most suppliers no interest is charged on the trade payables for the first 30 days from the date of the invoice. Thereafter, interest is charged on the outstanding balances at various interest rates. The Company has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

19.REVENUE

	2024	2023
Sales by product type
Urea
- Local market	583,563	678,283
- Exports	-	710
Ammonia
- Local market	7,030	9,702
- Exports (1)	9,765	2,843
Other resale products (2)
- Local market	62,734	66,494
- Exports	-	-
Grain sale result	58	47
Services:
Untying	672	808
Storage	2,057	2,372
Shipping	706	806
Other services	217	326
Export refunds	47	16
	666,849	762,407

(1) Exports in 2024 were made mainly to Chile and Morocco. In 2023 the exports were made to Uruguay and United States.
(2) Mainly includes Proaire (urea-based additive), MAP (Monoammonium phosphate), Solid Blend and UAN (Urea ammonium nitrate).

20.COSTS OF SALES

	2024	2023
Inventories at the beginning of the year (1)	27,125	63,922
Purchases	27,431	20,657
Cost for services	1,712	1,817
Production costs (Note 21)	297,112	242,818
Inventories at year-end (1)	(42,777)	(27,125)
	310,603	302,089

(1)Net of materials

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

21.EXPENSES BY NATURE
The Company presents the statement of profit or loss, classifying the expenses according to their function as part of the lines "Production costs", "Administration expenses" and "Selling expenses". The following is the additional information required to disclose the nature of the expenses and their relationship with the function within the Company for the years ended December 31, 2024 and 2023:

	2024
Account	Production costs	Selling Expenses	Administrative expenses	Total

Salaries and wages	14,469	3,894	11,080	29,443
Other personnel expenses	827	638	1,743	3,208
Social contributions	3,352	875	2,222	6,449
Taxes, fees and contributions	328	30,393	54	30,775
Handling and storage	75	7,493	87	7,655
Transport and freight	-	22,660	-	22,660
Internal transfers	30,268	-	-	30,268
Hiring	3,641	1,597	9,259	14,497
Depreciation of property, plant and equipment	28,989	3,486	1,240	33,715
Depreciation of right-of-use assets	-	41	379	420
Insurance	5,120	688	123	5,931
Provisions	-	2,556	93	2,649
Gas	139,948	-	-	139,948
Energy and others	54,566	-	-	54,566
Maintenance and repairs	12,545	2,261	159	14,965
Miscellaneous	2,984	3,272	4,735	10,991
Total 2024	297,112	79,854	31,174	408,140

	2023
Account	Production costs	Selling Expenses	Administrative expenses	Total

Salaries and wages	11,799	3,405	9,637	24,841
Other personnel expenses	748	534	1,593	2,875
Social contributions	2,823	700	1,873	5,396
Taxes, fees and contributions	405	30,165	43	30,613
Handling and storage	39	6,749	-	6,788
Transport and freight	-	18,324	-	18,324
Internal transfers	22,410	-	-	22,410
Hiring	3,180	2,073	3,737	8,990
Depreciation of property, plant and equipment	28,351	3,433	1,426	33,210
Depreciation of right-of-use assets	-	41	379	420
Insurance	5,609	667	83	6,359
Provisions	-	427	-	427
Gas	103,723	-	-	103,723
Energy and others	44,270	-	-	44,270
Maintenance and repairs	17,324	1,919	174	19,417
Miscellaneous	2,137	2,994	3,901	9,032
Total 2023	242,818	71,431	22,846	337,095

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

22.FINANCIAL RESULTS, NET

	2024	2023
Finance income
Interest income and others, net	3,984	6,103
Total finance income	3,984	6,103

Finance costs
Exchange differences, net	(29,363)	(157,351)
Financial accretion of leases and decommissioning provision	(1,624)	(1,736)
Interest expense	(6,727)	(11,664)
Total finance costs	(37,714)	(170,751)

Other financial results, net
Fair value gains on financial assets at fair value through profit or loss	41,507	164,262
Losses on derivative financial instruments	(4,408)	(4,064)
Miscellaneous	(6,071)	(17,473)
Total other financial results, net	31,028	142,725
Total financial results, net	(2,702)	(21,923)

23.    SHARE CAPITAL
The share capital of the Company as of December 31, 2024 and 2023 amounts to 356,000 represented by 782,582,640 common shares and one vote per share, nominative non-endorsable, with a nominal value of AR$ 1 each, which is fully issued, registered, subscribed and paid-in. The breakdown of the share capital by class of shares is as follows:

Common, nominative, non-endorsable shares with a nominal value of Argentine peso 1 and one vote per share
Class “A”	391,291,320
Class “B”	391,291,320
782,582,640

The participation of the partners in the share capital of the Company as of December 31, 2024 is as follows:

YPF S.A.	50%
Agrium Holdco Spain S.L. (1)	50%
100%

(1) Nutrien Inc., a company controlled by 10706957 Canada Inc, holds 100% of the shares of Agrium Holdco Spain S.L. See note 28 as to the transfer of the Nutrien Inc’s equity interest.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

24.CONTRACTUAL COMMITMENTS

a.Land right of use - concession contracts

In October 1997, the Company executed a concession agreement with the Consortium managing the Bahía Blanca Port (administrator of such port) which granted the Company a right-of-use of the land covering an area of about 605,110 m2 in the so-called Cangrejales zone of Bahía Blanca Port, Buenos Aires Province, in which the fertilizer producer plant was developed. The term of the contract is thirty five years as from January 2001, date on which the commercial production began. This contract can be renewed twice, at the expiration of the initial term and of the following term, in each case for thirty five years, at the Company’s option. The agreement also permits the Company to terminate it in advance with no penalty. At the end of the agreement the Company should transfer certain assets to the Bahia Blanca Port administrator (such as roads, rails, docks, silos and storage tanks).

The contract stipulates the payment of a monthly fee of U$S 60,511 payable in U.S. dollars during the entire contractual term. The contract was renewed in April 2025 with a monthly fee of U$S 77,276 (See Note 16 - Other liabilities as to the lease liabilities recorded from this agreement as well as the decommissioning provision derived from it).

The main termination causes provided by the right-of-use agreement are: (a) lack of payment for three consecutive months, provided notice of payment has been sent to the Company, (b) noncompliance with the works undertaken for the concession area, (c) total or partial abandonment or full or partial lack of activity for a period exceeding two years once the facility has become commercially active without justified cause and with no evidence of intention to restart activities, provided the concessionaire has been notified, (d) the Company’s bankruptcy and (e) by mutual agreement.

On October 29, 2009 the Undersecretariat of Port Activities granted to Profertil a right-of-use on the 875 m2 property and the Warehouse N°1 located in zone II and on the property of approximately 29,118 m2 located in zone III of the jurisdiction of San Nicolas for a period of 10 years with automatic renewal of same period. The contract was renewed with expiration date on July 15, 2026 and a monthly fee of US$ 8,876.50 See Note 16.

b.Contracts for the supply and transport of natural gas and electric power

The Company has agreements to purchase natural gas to ensure the supply for the operation of the plant until 2027 inclusive, for which purchase and delivery commitments of approximately 2,500,000 m3 per day are established. Until April 2026 inclusive, the Company has contracts with YPF, PAE, CGC and TotalEnergies. Until December 2027 inclusive, the Company has contracts with YPF, PAE and CGC.

Additionally, it maintains gas transportation contracts of approximately 2,500,000 m3 per day for the supply necessary for the operation of the plant. These contracts expires between the years 2045 and 2050.

On September 20, 2018, Profertil entered into a contract with YPF Energía Eléctrica S.A. for the purchase of renewable energy from the Manantiales Behr (Province of Chubut) and Los Teros (Province of Buenos Aires) Wind parks. The term of the agreement is 20 years from the commercial authorization of the Los Teros Wind Park (September 2020). The Company has established a minimum committed renewable energy quantity of 185,000 MW per year.

On June 16, 2023, Profertil entered into another contract with YPF Energía Eléctrica S.A. for the purchase of renewable energy from the General Levalle wind farm located in the province of Córdoba. The term of the agreement is for 10 years from the commercial authorization date (December 2024), for a quantity of renewable energy of 75,925 MWh per year.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

25.BALANCES AND TRANSACTIONS WITH RELATED PARTIES
The Company conducts transactions with related parties within the general market conditions, which are part of the Company's habitual operation in terms of its purpose and conditions.
The information in the tables below details the balances with shareholders and other related parties as of December 31, 2024 and 2023, as well as the transactions with them for the years ended December 31, 2024 and 2023.

	31-12-2024			31-12-2023
	Trade Receivables	Other Receivables	Accounts Payable	Trade Receivables	Other Receivables	Accounts Payable

YPF S.A. (6)(7)(8)	11,929	-	7,793	12,757	-	5,829
Nutrien Ag Solutions Argentina S.A(1)	6,347	-	-	7,396	-	-
YPF Energía Eléctrica S.A. (2)	-	40,038	1,641	-	20,652	7,916
Agrium Holdco Spain S.L. (6)(7)(8)	-	340	-	-	-	1,176
	18,276	40,378	9,434	20,153	20,652	14,921

	2024		2023
	Net sales	Purchases and services	Net sales	Purchases and services

YPF S.A. (6)	123,063(3)	104,882(4)	125,847 (3)	75,692(4)
Nutrien Ag Solutions Argentina S.A(1)	113,657(3)	-	123,853(3)	-
YPF Energía Eléctrica S.A. (2)	-	10,972(5)	-	53,481 (5)
	236,720	115,854	249,700	129,173

(1) Related party of Nutrien Inc.
(2) Related party of YPF S.A.
(3) Product sales, mainly, and services.
(4) Gas Purchases, mainly, and services.
(5) Energy pruchases.
(6) Shareholder
(7) On April 4, 2024, the Ordinary General Shareholders’ Meeting resolved to distribute dividends for a total amount of US$ 228,788 thousand corresponding to the results of fiscal year 2023, and delegated to the Board of Directors the timing of the payment, which was carried out on April 9, 2024
(8) On March 28, 2023, the Ordinary General Shareholders’ Meeting resolved to distribute dividends for a total amount of US$ 397,637 thousand corresponding to the results of fiscal year 2022, and delegated to the Board of Directors the timing of the payment, which was carried out on the same March 28, 2023

26.REMUNERATION OF KEY MANAGEMENT PERSONNEL
The remuneration of the directors and managers, who are the key management personnel of the Company, is set out below, in the aggregate in accordance to IAS 24 “Related Party Disclosures”:

	2024	2023
Short-term employee benefits	2,270	864
	2,270	864

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

27.SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION
Cash and cash equivalents as presented in the cash flow statement include cash on hand and bank balances, not including bank overdrafts.

As of December 31, 2024 and 2023, operating and investing activities that do not affect cash flows mainly correspond to:

	2024	2023

Income tax liabilities offset by tax credit balances in favor	5,399	2.009
Acquisitions of property, plant and equipment financed through the increase of trade payables	4,671	1,683

Changes in liabilities arising from financing activities:

	2024	2023

Balances at the beginning of the year	21,328	50,420
Proceed from loans	104,324	31,986
Payments of Negotiable Obligations	-	(25,000)
Payments of loans	(108,967)	(31,496)
Accrued interest (1)	4,106	9,744
Payments of interest	(4,280)	(8,875)
Net exchange differences (1)	(1,328)	(5,451)
Balances at the end of the year	15,183	21,328

(1) Those that did not imply movement of funds.

28.SUBSEQUENT EVENTS
During the nine-month period ended September 30, 2025, the Company had obtained short-term loans from both local and foreign financial institutions and issued exchange-traded promissory notes for a total amount of US$ 219 million. Subsequent to September 30, 2025, loans and exchange-traded promissory notes totaling US$ 200 million were repaid.

On September 8, 2025, the Company’s Board of Directors became aware that one of its shareholders, Nutrien Ltd., signed an agreement for the sale of its entire equity interest in the Company to a consortium formed by Adecoagro S.A. and Asociación de Cooperativas Argentinas Cooperativa Limitada, in proportions of 80% and 20%, respectively, for an estimated amount of US$ 600 million. As of the date of issuance of these financial statements, the transaction has not been completed.
On July 14, 2025, the Company carried out its second issuance of Simple Negotiable Obligations (non-convertible into shares), Class 2, for a nominal value of US$ 54,325,110, at a fixed annual nominal interest rate of 7.25%, with a term of 2 years. The principal will be repaid in a single payment at maturity, with semiannual interest payments.
On April 3, 2025, the Company distributed dividends to its shareholders for a total amount of 228,788, in compliance with the resolution approved by the corresponding Shareholders’ Meeting.
On the other hand, at the operational level, in mid-October the Company began the scheduled plant shutdown for the replacement of equipment at the fertilizer complex. These tasks are expected to last 60 days with anticipated expenditures of around US$90 million for labor and equipment.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

As of the date of issuance of these financial statements there have been no other significant subsequent events whose effect on the Company's financial position and results of operations as of December 31, 2024, has not been considered in these financial statements.

MIGUEL EDUARDO MORLEY President